Exhibit (d)(19)

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (as amended, supplemented or extended from time to time, this “Agreement”) is entered into as of April 23, 2012, between the Edelman Financial Services, LLC (the “Employer”), and Ed Moore (“Employee”).

W I T N E S S E T H:

WHEREAS, pursuant to an Agreement and Plan of Merger by and among Summer Holdings II, Inc., a Delaware corporation (“Parent”), Summer Merger Sub, Inc., a Texas corporation (“Merger Sub”), and The Edelman Financial Group Inc., a Texas corporation (the “Company”), dated as of the date of this Agreement (the “Merger Agreement”), Merger Sub will be merged with and into the Company with the Company as the Surviving Corporation (as defined in the Merger Agreement), in accordance with the Texas Business Organizations Code (the “Merger”);

WHEREAS, following the date on which the closing of the transaction contemplated in the Merger Agreement (the “Closing”) occurs (the “Closing Date”), funds affiliated with Lee Equity Partners, LLC along with certain employees and members of management will own interests in Parent and the Employer indirectly through Lee Summer, LP (“Holdco”);

WHEREAS, pursuant to a Contribution Agreement by and between Employee and Holdco, dated as of April 16, 2012 (the “Contribution Agreement”), Employee will (subject to consummation of the Merger) contribute, transfer and assign to Holdco his right, title and interest in and to a specified amount of EFC Interests (as defined in the Contribution Agreement) owned by Employee, all of the outstanding shares of which are owned by Employee, and cash, in exchange for newly issued Class A Units of Holdco;

WHEREAS, Holdco and the Employer recognize the importance of Employee to the Employer and to the Employer’s ability to obtain and maintain relationships with the clients of the Employer and Holdco after giving effect to the transactions contemplated in the Merger Agreement and the Contribution Agreement (the “Reorganization”);

WHEREAS, Holdco and the Employer wish to be assured that during Employee’s period of employment and for a specified period thereafter as provided herein, Employee will not compete with Holdco and its Controlled Affiliates or solicit any clients or customers of Holdco or its Controlled Affiliates during such period and will not, by such competition or solicitation, damage Holdco’s or its Controlled Affiliates’ goodwill among its clients and the general public;

WHEREAS, after giving effect to the Reorganization, Employee will have an indirect ownership interest in the Employer through his ownership of a portion of the outstanding partnership interests of Holdco (the “Equity Participation”);

WHEREAS, Employee desires to accept continued employment on the terms of this Agreement and to induce Holdco to consummate the Reorganization.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other valuable consideration, including, without limitation, Employee’s Equity Participation, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as set forth in this Agreement.

1. Employment and Employment Period.

(a) Position and Duties.

(i) Subject to the terms and conditions of this Agreement, the Employer agrees to employ Employee, and Employee agrees to remain in the employ of the Employer, during the Employment Period referred to in Section 1(b).

(ii) During the Employment Period, Employee will serve as the Executive Vice President of Wealth Management of the Company and of Sanders Morris Harris, Inc. and the President of Edelman Financial Services, LLC, and shall at all times report directly to the Chief Executive Officer of Holdco (the “CEO”); provided, that Employee shall have such other powers and perform such additional duties as may be assigned or delegated to Employee from time to time by the CEO. During the Employment Period, Employee shall at all times have the powers and authority commensurate with his position.

(iii) At all times during the Employment Period, Employee agrees to (A) perform all services related to Employee’s employment hereunder faithfully and diligently and to discharge the responsibilities thereof to the best of Employee’s ability, (B) devote his full business time and attention and energies to the duties of Employee’s employment under this Agreement, and (C) use Employee’s reasonable best efforts to promote the business of Holdco and its Controlled Affiliates. Notwithstanding the foregoing, during the Employment Period and thereafter, Employee may continue to serve as a manager and/or on any board of directors, trustees of any business corporation, partnership or any charitable organization which he currently serves, each set forth on Annex A attached hereto, and subject to the prior approval of the board of directors of Lee Summer GP, LLC (the “Board”) during the Employment Period, Employee may accept appointment to serve on any board of directors or trustees of any business organization or any charitable organization, so long as, in each case, (x) such activities do not, individually or in the aggregate, conflict or materially interfere with the performance of Employee’s duties or obligations hereunder and (y) such business organization is not engaged in activities that compete with the business of Holdco or any of its Controlled Affiliates.

(b) Employment Period. The “Employment Period” shall begin on the Closing Date and end on the third anniversary thereof, unless earlier terminated by the Employer or Employee as provided in Section 4 hereof; provided, however, that commencing on the third anniversary of the Closing Date and on each anniversary thereafter (each an “Extension Date”), the Employment Period shall be automatically extended for an additional one-year period, unless the Employer or Employee has provided the other party hereto at least 90 days prior written notice before a particular Extension Date that the Employment Period shall not be so extended on such Extension Date.

2

(c) Place of Employment. During the Employment Period, Employee will travel on business of the Employer to an extent substantially consistent with the historical business travel practices of Employee for the Employer prior to the Closing Date. Except when engaged in travel on behalf of Employer, Employee’s place of employment shall at all times during the Employment Period be within a 10 mile radius of Employee’s current place of employment.

(d) Effectiveness of Agreement. This Agreement shall constitute a binding agreement between the parties as of the date hereof, to become effective as of the Closing Date. For the avoidance of doubt, if the Merger Agreement is terminated for any reason without the Closing therein having occurred, this Agreement shall be terminated without obligation or liability on the part of any party hereto.

2. Compensation.

(a) Salary. During the Employment Period, the Employer shall pay Employee, in accordance with its normal payroll practices, a base salary at the rate of $300,000 per annum (the “Annual Base Salary”). The Annual Base Salary shall be reviewed annually by the Board, based on individual and/or the Employer’s performance. All compensation shall be subject to all applicable tax withholding and similar requirements under applicable law.

(b) Incentive Compensation. For each fiscal year ending during the Employment Period, Employee shall be eligible to receive an annual cash bonus (the “Annual Bonus”) to be based upon such reasonable discretionary and reasonable objective performance criteria as are established by the Board in consultation with the CEO. Employee’s target Annual Bonus opportunity for any fiscal year that ends during the Employment Period shall not be less than $240,000. The Annual Bonus payable to Employee shall be payable within 30 days after the completion of the audited financial statements for the applicable fiscal year of Holdco, but in any event no later than the earlier of (i) the end of the calendar year following the calendar year in which they are earned or (ii) such time as bonuses are paid to other senior executives of the Employer, Holdco and its other Controlled Affiliates.

(c) Payment and Withholding. All compensation payable hereunder shall be paid by Edelman Business Services, LLC and shall be subject to all applicable tax withholding and similar requirements under applicable law.

3. Benefits.

(a) Generally. During the Employment Period, Employee shall be eligible to participate in all medical, dental and life insurance plans and policies, and all pension and retirement plans and disability plans which the Employer may hereafter, in its sole and absolute discretion, make available to employees, but, subject to the penultimate sentence of this Section 3(a), Employer will not be required to establish any such program or plan. The Employee shall be entitled to such annual vacation and to such reimbursement of expenses, each in accordance with the Employer’s policies in effect from time to time with respect to employees. Employee shall be entitled to receive perquisites that are consistent with those that are received by similarly situated senior executives of the Employer.

3

(b) Payments to Representatives. In the event of Employee’s death or other inability to receive payments under this Agreement, payments which have accrued as of the date of death or other inability to receive payments shall be made to Employee’s estate, heirs or other representative as may be legally appropriate.

4. Termination of Employment.

(a) Termination for Cause. This Agreement (and the Employment Period) may be terminated during the Employment Period by the Employer for Cause (as defined below), provided, the Employer delivers written notice to Employee specifying in reasonable detail the reasons therefor. “Cause” shall mean any of the following, as determined by the Board in its reasonable judgment:

(i) any indictment for, conviction of, or plea of guilty or nolo contendere to, (1) any felony (other than motor vehicle offenses the effect of which do not materially affect the performance of Employee’s duties), or (2) any crime (whether or not a felony) involving fraud, theft, breach of trust or similar acts, whether of the United States or any state thereof or any similar foreign law to which Employee may be subject;

(ii) theft, conversion, embezzlement or misappropriation by Employee of funds or other assets of the Employer and Controlled Affiliates or any other act of fraud or dishonesty with respect to the Employer or any Controlled Affiliate (including acceptance of any bribes or kickbacks or other acts of self-dealing);

(iii) intentional, grossly negligent or unlawful misconduct by Employee which causes harm to the Employer or any Controlled Affiliate or exposes the Employer or any Controlled Affiliate to a substantial risk of harm;

(iv) the material violation by Employee of any written policy of the Employer and if a director of the General Partner, of the General Partner or Partnership, or of any law regarding employment discrimination or sexual harassment;

(v) the failure by Employee to comply with any material written policy generally applicable to the Employer and if a director of the General Partner, the General Partner and the Partnership, which causes material harm and which is not cured within 15 days after written notice to Employee by the Employer;

(vi) Employee’s repeated failure to follow the reasonable directives of the CEO or the Board which causes harm to the Employer or any Controlled Affiliate or exposes the Employer or any Controlled Affiliate to a risk of harm, which is not cured within 15 days after written notice to Employee by the Employer;

4

(vii) intentional, grossly negligent or unlawful misconduct by Employee which results in the unauthorized dissemination by Employee of confidential information with respect to the Employer or any Controlled Affiliate; or

(viii) any other material breach by Employee of this Agreement or terms of his employment (including the failure by Employee to devote adequate time to the Employer or any Controlled Affiliate) which is not cured within 15 days after notice to Employee by the Employer or any Controlled Affiliate.

provided, that in the case of clauses (v), (vi) and (viii), (A) no opportunity to cure shall be required if such breach is substantially similar to a previous breach for which written notice to Employee by the Employer and opportunity to cure has been provided and (B) if (1) Employee cures the action to the reasonable satisfaction of the Board within such 15 day time period, or (2) in the case of a breach which cannot be cured within the 15 day cure period, Employee has been working in good faith to cure such breach and further undertakes to cure the action in a manner and within a time period reasonably acceptable to the Board and Employee so cures the action to the reasonable good faith satisfaction of the Board within such agreed time period, then the action contained in the notice shall not constitute “Cause”; provided, further, that no act or failure to act on Employee’s part shall constitute “Cause” if (x) taken (or failed to be taken) at the direction of the Board, or (y) taken (or failed to be taken) in good faith reliance on the advice of counsel that such action (or inaction) is required by law or regulation, or is in accordance with the terms of the applicable agreement.

(b) Death or Permanent Disability of Employee. Employee’s employment hereunder shall terminate upon Employee’s death. In addition, the Employer shall have the right to terminate Employee’s employment during the Employment Period upon 15 days’ written notice if and when Employee, by reason of injury, illness or similar cause (as determined by a licensed physician selected by Employee and approved by the Employer) is unable to, and has failed to, perform his duties for 120 days within a period of 180 consecutive days.

(c) Termination Without Cause or Voluntary Resignation.The Employer may terminate Employee’s employment “without Cause” by 15 days’ written notice to Employee for any reason or for no reason. Employee, by 45 days’ written notice to the Employer delivered after the Closing, shall have the right to terminate Employee’s employment during the Employment Period for any reason or for no reason.

(d) Termination for Good Reason. For purposes of this Agreement, “Good Reason” shall mean: (i) any material diminution in Employee’s authority, responsibilities or duties from those described in Section 1(a) hereof without his written consent or (ii) a relocation of Employee’s principal place of performance to a location more than 10 miles from Employee’s principal place of performance on the date hereof; provided, that any of the events described in clauses (i) and (ii) of this Section 4(d) shall constitute Good Reason only if Employee provides written notice of the event constituting Good Reason within 30 days of the first occurrence of such event and the Employer fails to cure such event within 15 business days

5

following the Employer’s receipt of written notice from Employee describing the event constituting Good Reason; provided further, that no opportunity to cure shall be required if such event is substantially similar to a previous event.

(e) Compensation Upon Voluntary Resignation or Termination for Cause. If (i) Employee voluntarily resigns from his employment with the Employer without Good Reason (as described in Section 4(d)), or (ii) the Employer terminates Employee’s employment for Cause (as described in Section 4(a)), then the Employer will pay to Employee within 60 days following such termination of employment, (x) any accrued but unpaid Annual Base Salary and vacation earned by Employee before the date of such event as provided for in this Agreement (computed pro rata up to and including the date of Employee’s termination (the “Termination Date”), (y) any earned but unpaid bonus as of the Termination Date for any previously completed fiscal year, and (z) reimbursement for any unreimbursed business expenses incurred by Employee prior to the Termination Date (the amounts set forth in the immediately preceding clauses (x), (y) and (z), the “Accrued Obligations”). Such payment will be in lieu of any other compensation in respect of employment, excepting only such additional employment-related amounts as may be provided for under the express terms of any applicable benefit plans or be required by law to be paid (which amounts will be paid in accordance with such terms or requirements, as the case may be).

(f) Compensation for Termination without Cause or Termination for Good Reason. If Employee’s employment with the Employer is terminated (i) without Cause (as described in Section 4(c)), or (ii) for Good Reason (as described in Section 4(d)), then, provided the Release Condition (as defined below) has been satisfied on or before the 60th day following the Termination Date, (A) the Employer will pay to Employee an amount equal to (1) the Accrued Obligations plus (2) the product of (x) 1/12th the sum of (I) Employee’s Annual Base Salary in effect at the Termination Date plus (II) an amount equal to the average Annual Bonus paid or payable to Employee for the last three completed fiscal years immediately preceding the Termination Date (or such lesser number of fiscal years that have ended subsequent to the Closing Date), unless the Termination Date occurs in the same fiscal year in which the Closing Date occurs, in which case the target bonus will be used for these purposes, multiplied by (y) the number of months remaining in the Employment Period (the “Severance Payment”), which shall be paid over the remainder of the Employment Period in accordance with the Employer’s normal payroll practices, but only for so long as Employee has not breached Employee’s covenants and obligations under Sections 5 and 6; (B) the Employer will pay to Employee the bonus to which Employee would have been entitled under the Bonus Plan for the year in which the Termination Date occurs, payable in cash at the same time as such bonus would have been payable to Employee had his employment not terminated, multiplied by a fraction, the numerator of which is the number of days elapsed in the year in which the Termination Date occurs through and including the Termination Date, and the denominator of which is 365; and (C) so long as Employee has not breached Employee’s covenants and obligations under Sections 5 and 6, the Employer will continue to pay and provide Employee with the health benefits described in Section 3 for a period through the expiration of the Restricted Period, on the same terms as an active employee of the Employer (such coverage to be in satisfaction of the Employer’s obligations under the Consolidated Omnibus Budget Reconciliation Act (COBRA) for such period); provided, any such health benefit shall cease prior to the expiration of the Employment Period if Employee commences receiving coverage from a subsequent employer under a

6

comparable health benefit plan. The Severance Payment shall commence to be paid on the first payroll after the 60th day after the Termination Date (and the first payment shall include any portion of the Severance Payment that would have been paid during such 60 day period). The payment and continuation of benefits described above will be in lieu of any and all other compensation, benefits and claims of any kind, excepting only such additional amounts as may be provided for under the express terms of any applicable benefit plans or agreement, or be required by law to be paid (which amounts will be paid in accordance with such terms or requirements, as the case may be). “Release Condition” means that Employee has executed a release agreement, substantially in the form attached hereto as Annex B that becomes effective and non-revocable in accordance with its terms on or before the 60th day following the Termination Date.

(g) Compensation for Termination upon Death or Disability. If Employee’s employment is terminated as a result of Employee’s death or Disability as described in Section 4(b), then the Employer will pay Employee (or Employee’s estate or representatives, as the case may be) within 30 days following the Termination Date in a cash lump sum payment, the sum of (i) the Accrued Obligations, plus (ii) the Annual Bonus paid or payable to Employee for the last completed fiscal year immediately preceding the Termination Date multiplied by a fraction, the numerator of which is the number of days elapsed in the year in which the Termination Date occurs through and including the Termination Date, and the denominator of which is 365.

5. Confidential Information and Intellectual Property.

(a) During the Employment Period, Employee will have access to, and become acquainted with, confidential proprietary information of the Employer (or its predecessors), including, without limitation, confidential or proprietary investment methodologies, trade secrets, proprietary or confidential plans, Client identities and relationships, compilations of information, Client lists, service providers, business operations or techniques, records, specifications, and data owned or used in the course of business by the Employer (or its predecessors) (collectively, “Confidential Information”). Employee shall not disclose any of the Confidential Information, directly or indirectly, or use them in any way, either during the term of this Agreement or at any time thereafter, except as required in the course of Employee’s employment by the Employer. All files, records, documents, drawings, specifications, equipment and similar items relating to the business of the Employer (or its predecessors), whether prepared by Employee or otherwise coming into Employee’s possession, will remain the exclusive property of the Employer, and if removed from the premises of the Employer will be immediately returned to the Employer upon any termination of Employee’s employment.

(b) Employee acknowledges and agrees that any and all presently existing investment advisory businesses of the Employer (including, without limitation, its predecessors), all businesses developed by the Employer, including by Employee (prior to termination of his employment with the Employer) or any other employee or agent of the Employer, including, without limitation, all investment methodologies, all investment contracts, fees and fee schedules, commissions, records, data, Client lists, agreements, and any other incident of any business developed by the Employer (including, without limitation, its predecessors) or earned or carried on by Employee for the Employer (or any predecessor) or

7

developed by Employee, including any and all Intellectual Property and rights thereto, are and shall be, the exclusive property of the Employer for its sole use, and (where applicable) shall be, payable directly to the Employer. “Intellectual Property” shall mean any of the following, as they exist anywhere in the world, whether registered or unregistered: (a) patents, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof); (b) trademarks, service marks, trade dress, trade names, taglines, brand names, logos, corporate names and other source identifiers, and all goodwill related thereto (“Trademarks”); (c) copyrights, mask works and designs, including for the avoidance of doubt copyrights in any books, radio shows, and television programs; (d) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights; (e) computer software programs, including all source code, object code, specifications, designs and documentation related thereto; and (f) domain names, Internet addresses and other computer identifiers. Employee hereby assigns and promises to assign to Employer or its designee without additional compensation all of Employee’s right, title, and interest to any Intellectual Property created, conceived, or developed by Employee, either solely or in conjunction with others, during the Employment Period. Employee will promptly disclose to Employer or its designee in writing any Intellectual Property developed by Employee during the Employment Period; and during and after the Employment Period, Employee will give the Employer any reasonably requested assistance (at the Employer’s expense) to protect and enforce (other than against Employee or his affiliates) such Intellectual Property owned by the Employer, including by executing and delivering to the Employer or its designee such applications, assignments, and other documents as the Employer or its designee may reasonably request in order to apply for and obtain patents or other registrations with respect to such Intellectual Property owned by the Employer in the United States and any foreign jurisdictions and signing papers reasonably requested to carry out the above obligations.

(c) Employee acknowledges and agrees that the investment performance of the accounts managed by the Employer was attributable to the efforts of the team of professionals at the Employer and not to the efforts of any single individual, and that therefore, the performance records of the accounts managed by the Employer are and shall be the exclusive property of the Employer. Accordingly, at any time after the date hereof, subject to the other terms and conditions of this Section 5 and the terms and conditions of Section 6, Employee shall use the performance information of the Employer, including, without limitation, the investment performance of any accounts or group of accounts for which Employee was a portfolio manager, only if Employee refrains from taking any credit, explicitly or implicitly, for the achievement of such performance or results (it being understood and agreed that nothing in this sentence shall be construed as relieving Employee from any of Employee’s covenants and obligations under this Section 5 and Section 6).

(d) As used in this Section 5, (A) the term “Confidential Information” does not include information that (i) becomes or has been generally available to the public other than as a result of Employee’s disclosure in violation hereof; (ii) was available to Employee on a non-confidential basis prior to its disclosure by the Employer (or its predecessors); (iii) is independently developed or becomes available to Employee on a non-confidential basis from a source other than the Employer (or its predecessors); or (iv) is required by law or rule or by the direction of any governmental or self-regulatory authority having jurisdiction over Employee

8

and/or the Employer to be disclosed or is reasonably necessary for Employee to defend himself or assert rights in any examination, investigation, audit or proceeding involving the Employer or its affiliates; and (B) the term “the Employer” includes Holdco or any Controlled Affiliate (including the Employer).

6. Agreement Not to Solicit or Compete Under Certain Circumstances. Subject to the Employer’s timely and complete satisfaction of its financial obligations hereunder to or on behalf of Employee, Employee agrees that during the Employment Period and until the later of the (i) third anniversary of the Closing Date or (ii) first anniversary of the Termination Date (the “Restricted Period”), he will not, anywhere in the United States, directly or indirectly, for his own account or the account of others (other than on behalf of Holdco and any Controlled Affiliate):

(i) engage in the securities brokerage, asset management or investment advisory businesses in competition with Holdco or any of its Controlled Affiliates (the “Restricted Businesses”), unless expressly approved by the Employer; for the avoidance of doubt, Employee’s activities with respect to his and his family’s investments or any not-for-profit business that is not affiliated with any for-profit enterprise shall be deemed not to be Restricted Businesses;

(ii) solicit or accept assets for management or securities brokerage services from any client or customer of Holdco or any of its Controlled Affiliates (or any person that was such a client or other customer during the one year period preceding such solicitation or acceptance, or who was offered such services in an individually targeted manner during the one year period preceding such solicitation or acceptance), or otherwise request or advise any client or customer of Holdco or any of its Controlled Affiliates to reduce or cancel any of its business with such persons;

(iii) induce or attempt to influence any employee of Holdco or any of its Controlled Affiliates to terminate his or her employment with any such person; or

(iv) employ any individuals employed by Holdco or any of its Controlled Affiliates during the one year period preceding such commencement of employment.

7. Non-Disparagement. From and after the Closing Date and following termination of Employee’s employment with the Employer, (a) Employee agrees not to make any statement (directly or through his representatives) that is intended to become public, or that should reasonably be expected to become public, and that criticizes, ridicules, disparages or is otherwise derogatory of Holdco, any of its Controlled Affiliates, employees, officers, directors or equityholders and (b) the Employer agrees not to make (directly or through its representatives), and to procure that none of Holdco, the General Partner or any Controlled Affiliates make (directly or through any of their respective representatives), any statement that is intended to become public, or that should reasonably be expected to become public, and that criticizes, ridicules or disparages or is otherwise derogatory of Employee, his affiliates or any of their employees, officers, directors or equityholders; provided that the limitations set forth in this Section 7 shall not apply in respect of any statement that is required to be made by applicable law, or is reasonably necessary in connection with the enforcement of rights under this

9

Agreement, the Management Grant Agreement made as of the date of this Agreement between Holdco and Employee (the “Grant Agreement”), the Management Equity Plan, or any other written agreement to which Holdco or any Controlled Affiliate, on the one hand, and Employee or any of his affiliates, on the other hand, are parties.

8. Section 409A of the Code.

(a) For purposes of this Agreement, “Section 409A” means Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder (and such other Treasury or Internal Revenue Service guidance) as in effect from time to time. The parties intend that any amounts payable hereunder that could constitute “deferred compensation” within the meaning of Section 409A will be compliant with Section 409A or exempt from Section 409A. Notwithstanding the foregoing, Employee shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of Employee in connection with this Agreement (including any taxes and penalties under Section 409A of the Code), and neither the Employer nor any Controlled Affiliate shall have any obligation to indemnify or otherwise hold Employee (or any beneficiary) harmless from any or all of such taxes or penalties.

(b) Notwithstanding anything in this Agreement to the contrary, the following special rule shall apply, if and to the extent required by Section 409A, in the event that (i) Employee is deemed to be a “specified employee” within the meaning of Section 409A(a)(2)(B)(i), (ii) amounts or benefits under this Agreement or any other program, plan or arrangement of the Employer or a controlled group affiliate thereof are due or payable on account of “separation from service” within the meaning of Treasury Regulations Section 1.409A-1(h) and (iii) Employee is employed by a public company or a controlled group affiliate thereof: no payments hereunder that are “deferred compensation” subject to Section 409A shall be made to Employee prior to the date that is six (6) months after the date of Employee’s separation from service or, if earlier, Employee’s date of death; following any applicable six (6) month delay, all such delayed payments will be paid in a single lump sum on the earliest permissible payment date.

(c) Each payment made under this Agreement (including each separate installment payment in the case of a series of installment payments) shall be deemed to be a separate payment for purposes of Section 409A. Amounts payable under this Agreement shall be deemed not to be a “deferral of compensation” subject to Section 409A to the extent provided in the exceptions in Treasury Regulation §§ 1.409A-1(b)(4) (“short-term deferrals”) and (b)(9) (“separation pay plans,” including the exception under subparagraph (iii)) and other applicable provisions of Section 409A. For purposes of this Agreement, with respect to payments of any amounts that are considered to be “deferred compensation” subject to Section 409A, references to “termination of employment”, “termination”, or words and phrases of similar import, shall be deemed to refer to Employee’s “separation from service” as defined in Section 409A, and shall be interpreted and applied in a manner that is consistent with the requirements of Section 409A.

(d) Notwithstanding anything to the contrary in this Agreement, any payment or benefit under this Agreement or otherwise that is exempt from Section 409A pursuant to Treasury Regulation § 1.409A-1(b)(9)(v)(A) or (C) (relating to certain reimbursements and in-

10

kind benefits) shall be paid or provided to Employee only to the extent that the expenses are not incurred, or the benefits are not provided, beyond the last day of the second calendar year following the calendar year in which Employee’s “separation from service” occurs; and provided further that such expenses are reimbursed no later than the last day of the third calendar year following the calendar year in which Employee’s “separation from service” occurs. To the extent any indemnification payment, expense reimbursement, or the provision of any in-kind benefit is determined to be subject to Section 409A (and not exempt pursuant to the prior sentence or otherwise), the amount of any such indemnification payment or expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the indemnification payment or provision of in-kind benefits or expenses eligible for reimbursement in any other calendar year (except for any life-time or other aggregate limitation applicable to medical expenses), and in no event shall any indemnification payment or expenses be reimbursed after the last day of the calendar year following the calendar year in which Employee incurred such indemnification payment or expenses, and in no event shall any right to indemnification payment or reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit.

9. Miscellaneous.

(a) 280G. Notwithstanding anything contained in this Agreement to the contrary, to the extent that any of the payments and benefits provided for under this Agreement together with any payments or benefits under any other agreement or arrangement between Holdco, the Employer or any other Controlled Affiliate and Employee (collectively, the “Payments”) would constitute a “parachute payment” within the meaning of Section 280G of the Code, then Holdco, the Employer and each other Controlled Affiliate shall each use its or their commercially reasonable efforts to preclude such Payment from being subject to the excise tax imposed pursuant to Section 4999 of the Code (the “Excise Tax”), which for the avoidance of doubt may include seeking stockholder consent to the Payments in the manner prescribed in the Treasury Regulations under Section 280G of the Code, and/or taking reasonable steps to restructure the Payments such that they would no longer be subject to such Excise Tax; provided, however, that in such event Employee shall reasonably cooperate with the Employer and shall take all actions and execute such documents and instruments as shall be reasonably necessary to accomplish such preclusion of the Excise Tax.

(b) Waivers. Any waiver of any terms or conditions or of the breach of any covenant, representation or warranty of this Agreement in any one instance shall not operate as or be deemed to be or construed as a further or continuing waiver of any other breach of such terms, condition, covenant, representation or warranty or any other term, condition, covenant, representation or warranty nor shall any failure or delay at any time or times to enforce or require performance of any provision hereof operate as a waiver of or affect in any manner such party’s right at a later time to enforce or require performance of such provision or of any other provision hereof, provided, however, that no such waiver, unless it, by its own terms, explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provision being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance.

11

(c) Modification. Except as otherwise provided in this Agreement, neither this Agreement nor any term hereof may be changed, amended, modified, waived, discharged or terminated except to the extent that the same is effected and evidenced by the written consent of the party against whom enforcement of such change or modification is sought and by written consent of the Employer, which the parties acknowledge is an intended third party beneficiary of this Agreement.

(d) Injunctive Relief. Employee acknowledges and agrees that it is fair and reasonable that he make the covenants and undertakings set forth in Sections 5 and 6 and has done so with the benefit of the advice of counsel. Furthermore, Employee agrees that any breach or attempted breach by him of the provisions of Section 5 or 6 of this Agreement will cause irreparable harm to the Employer for which monetary damages will not be an adequate remedy. Accordingly, the Employer shall be entitled to apply for and obtain injunctive relief (temporary, preliminary and permanent) in order to restrain the breach or threatened breach of, or otherwise to specifically enforce, any of the provisions of Section 5 or 6, without the requirement to post a bond or provide other security. Nothing herein shall be construed as a limitation or waiver of any other rights or remedies that may be available to the Employer for such breach or threatened breach. Employee further agrees that the subject matter and duration of the restrictions covered in Sections 5 and 6 are reasonable in light of the facts as they exist today.

(e) Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Virginia without regard to conflicts of law principles. No suit, action or proceeding with respect to this Agreement may be brought in any court or before any similar authority other than a federal or state court located in the Commonwealth of Virginia. The Employer and Employee each submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding arising out of or relating to this Agreement and agree that all claims in respect of the suit, action or proceeding may be heard and determined in any such court. The Employer and Employee each agree not to bring any action or proceeding arising out of or relating to this Agreement in any other court. The Employer and Employee each waive any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought and waive any bond, surety, or other security that might be required of any other party with respect thereto.

(f) Notices.

(i) All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and sent as follows:

If to Employee:	Ed Moore
6311 Barnsdale Path
Centreville, VA 20120
Email: emoore@ricedelman.com
Facsimile: (703) 818-1910

With a copy to:	Lehman & Eilen LLP
50 Charles Lindbergh Blvd Suite 505
Uniondale, NY 11553
Attention: Bob E. Lehman, Esq.
Email: blehman@lehmaneilen.com
Facsimile: (516) 222-0948

12

If to the Employer:	Employer
c/o Lee Equity Partners, LLC
650 Madison Avenue, 21st Floor
New York, NY 10022
Attention: Joseph B. Rotberg
Email: jrotberg@thlcapital.com
Facsimile: (212) 702-3787

With a copy to:	Fried, Frank, Harris, Shriver &
Jacobson LLP
One New York Plaza
New York, NY 10004
Attention: Christopher Ewan, Esq. and
Donald P. Carleen, Esq.
Email: donald.carleen@friedfrank.com
and christopher.ewan@friedfrank.com
Facsimile: (212) 859-4000

(ii) All notices and other communications required or permitted under this Agreement which are addressed as provided in Section 9(f)(i), (A) if delivered personally against proper receipt shall be effective upon delivery and (B) if sent (1) by certified or registered mail with postage prepaid or (2) by Federal Express or similar courier service with courier fees paid by the sender, shall be effective upon receipt. The parties hereto may from time to time change their respective addresses for the purpose of notices to that party by a similar notice specifying a new address, but no such change shall be deemed to have been given unless it is sent and received in accordance with this Section 9(f).

(g) Arbitration. Other than Holdco’s or any Controlled Affiliate’s right to seek injunctive relief or specific performance as provided in this Agreement, any dispute, controversy, or claim between Employee, on the one hand, and the Employer, on the other hand, arising out of, under, pursuant to, or in any way relating to this Agreement shall be submitted to and resolved by confidential and binding arbitration (“Arbitration”), administered by the American Arbitration Association (“AAA”) and conducted pursuant to the rules then in effect of the AAA governing commercial disputes. The Arbitration hearing shall take place in Fairfax, Virginia. Such Arbitration shall be before three neutral arbitrators (the “Panel”) licensed to practice law and familiar with commercial disputes. Any award rendered in any Arbitration shall be final and conclusive upon the parties to the Arbitration and not subject to judicial review, and the judgment thereon may be entered in the highest court of the forum (state or federal) having jurisdiction over the issues addressed in the Arbitration, but entry of such judgment will not be required to make such award effective. The Panel may enter a default decision against any party who fails to participate in the Arbitration. The prevailing party in such Arbitration will be entitled to recover all reasonable attorneys’ fees, costs and expenses incurred by the prevailing

13

party in such Arbitration as a result of or in connection with such Arbitration. For the avoidance of doubt, all attorneys’ fees, costs and expenses include, but are not limited to, responding to or addressing any pleadings, motions and correspondence, all preliminary or interim hearings, the final Arbitration hearings, and all efforts by the prevailing party to confirm and enforce the final Arbitration award, through and including the ultimate collection of monies from the non-prevailing party by the prevailing party through any legal means. Notwithstanding any other provision of this Agreement, no party shall be entitled to an award of special, punitive, or consequential damages. To submit a matter to Arbitration, the party seeking redress shall notify in writing, in accordance with Section 9(f) of this Agreement, the party against whom such redress is sought, describe the nature of such claim, the provision of this Agreement that has been allegedly violated and the material facts surrounding such claim. The Panel shall render a single written, reasoned decision. The decision of the Panel shall be binding upon the parties to the Arbitration, and after the completion of such Arbitration. The Panel shall have exclusive authority to resolve any dispute relating to the interpretation, applicability, enforceability or formation of this agreement to arbitrate, including any claim that all or part of this Agreement is void or voidable and any claim that an issue is not subject to arbitration. All proceedings conducted pursuant to this Agreement to arbitrate, including any order, decision or award of the arbitrator, shall be kept confidential by all parties except to the extent such disclosure is required by law, any federal or state regulatory authorities or self-regulatory authorities, including, without limitation, FINRA, or in a proceeding to enforce any rights under this Agreement.

(h) Entire Understanding; No Third Party Beneficiaries. This Agreement (together with the Contribution Agreement, the Indemnification Agreement and any other written agreements expressly referenced herein) represents the entire understanding of Holdco, the Employer and Employee with respect to Employee’s employment with the Employer and Employee’s compensation therefor. Nothing in this Agreement, express or implied, is intended to confer on any person, other than the parties hereto and Holdco (which is a third party beneficiary of this Agreement) and their respective heirs, permitted representatives, successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement. On and after the Closing Date, this Agreement will supersede any and all other agreements relating to the subject matter of this Agreement, written or oral. Specifically, Employee acknowledges that no commitment has been made by the Employer to Employee with respect to any employment beyond the term of this Agreement (whether ending by lapse of time or earlier termination pursuant to its terms) or with respect to any benefit not expressly set forth in this Agreement or incorporated herein by reference.

(i) Severability. If any of the provisions of Section 6 or any other provision of this Agreement are found by any court of competent jurisdiction (or legally empowered agency) to be in violation of applicable law or unenforceable for any reason whatsoever, then it is the intention of the parties that such provision or provisions be deemed to be automatically amended to the extent necessary to comply with applicable law and permit enforcement. If any of the provisions of Section 6 or any other provision of this Agreement shall be deemed by any court of competent jurisdiction (or legally empowered agency) to be wholly or partially invalid, such determination shall not affect the binding effect of the other provisions of Section 6 or of any of the other provisions of this Agreement.

14

(j) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(k) Plurals; Gender. Whenever used herein, any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. All pronouns and variations thereof will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the person referred to may require.

(l) Headings; Interpretation. The various headings contained herein are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement. It is the intent of the parties that this Agreement not be construed more strictly with regard to one party than with regard to any other party.

(m) Assignment. Neither this Agreement, nor any rights or obligations hereunder, may be assigned by one party without the written consent of the other, except that this Agreement shall be binding upon and inure to the benefit of any successor or successors of the Employer, whether by merger, consolidation, sale of assets or otherwise, and reference herein to the Employer shall be deemed to include any such successor or successors.

(n) Definitions. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Merger Agreement when used in this Agreement. In addition, for purposes of this Agreement,

(i) “Controlled Affiliate” shall mean any subsidiary of Holdco and any other entity controlled by Holdco.

(ii) an interest or position is “publicly traded” if the security underlying it is listed on a national securities exchange or registered under Section 12(g) of the Securities Exchange Act of 1934;

(iii) a business that is “competitive with the business of the Employer” shall include, without limitation, a business that involves providing Investment Services with respect to investment products that are the same or similar to the investment products offered or reasonably contemplated to be offered by the Employer; and

(iv) “Investment Services” shall mean any services which involve (A) the management of an investment account or fund (or portions thereof or a group of investment accounts or funds), or (B) the giving of advice with respect to the investment and/or reinvestment of assets or funds (or any group of assets or funds).

(o) Indemnification. The existing Indemnification Agreement as of the date hereof between Employee and the Company (the “Indemnification Agreement”) shall remain in full force and effect.

(p) Voiding of Agreement. If the Merger Agreement is terminated in accordance with its terms, this Agreement and all the rights and obligations created hereunder shall be rendered void ab initio.

15

(q) Holdco Guarantee. Holdco hereby unconditionally and irrevocably guarantees the timely performance of each of the Employer’s obligations under this Agreement.

[Remainder of page intentionally left blank.]

16

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

EDELMAN FINANCIAL SERVICES, LLC

By:	/s/ Fredric M. Edelman
	Name:	Fredric M. Edelman
	Title:	Chief Executive Officer

[Signature Page for Employment Agreement of Ed Moore]

/s/ Ed Moore
Ed Moore

[Signature Page for Employment Agreement of Ed Moore]

LEE SUMMER, LP

By:	Lee Summer GP, LLC, its General Partner

By:	/s/ Mark K. Gormley
	Name:	Mark K. Gormley
	Title:	President

[Signature Page for Employment Agreement of Ed Moore]